UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


------------------------------------------------------------------------
In the matter of

CSW Energy, Inc.                                            REPORT FOR PERIOD
Columbus, Ohio 43215                                            July 1, 2003 to
                                                             September 30, 2003

File No.  070-07758                                         PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of AEP Utilities, Inc. Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects ("IPP's").

Attached is the information required pursuant to HCAR 35-26417.

(1)      A balance sheet as of the relevant report date. See Exhibit A.

(2) Statements of Operations for the twelve months ended as of the relevant report date.
         See Exhibit B.

(3) Name, owner, and location of each IPP served by CSW Energy during the quarter. None.

(4)      The amount of compensation received for each IPP project. None.

(5) Information on intercompany transactions with CSW Energy related to CSW Energy's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and
         (c) the total dollar amount of services provided, broken down by associate company. None.

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                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 18th day of November, 2003.

                                                               CSW Energy, Inc.


                                                           /s/  Wendy G. Hargus
                                                           --------------------
                                                                Wendy G. Hargus
                                                            Assistant Treasurer



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

                                                                            Exhibit A


                                  CSW Energy, Inc.
                                    Balance Sheet
                                 September 30, 2003
                                     (Unaudited)
                                      ($000's)

Assets
------

Current Assets:
   Cash and Cash Equivalents                                                 $ 20,174
   Accounts Receivable                                                          1,953
   Prepaid Expenses and Other                                                     993
                                                                             ---------

               Total Current Assets                                            23,120
                                                                             ---------


Investments In and Advances to Energy Projects                                107,989
                                                                             ---------

Notes Receivable - Affiliate                                                   60,544
                                                                             ---------

Other Assets:
  Construction in Progress and Project Development Costs                        1,616
  Property, Plant, and Equipment, net                                         104,787
  Tax Benefit                                                                   3,832
  Other - net                                                                   4,514
                                                                             ---------

               Total Other Assets                                             114,749
                                                                             ---------

                  Total Assets                                               $306,402
                                                                             =========


Liabilities and Shareholder's Equity (Deficit)
----------------------------------------------

Current Liabilities:
   Accounts Payable                                                           $ 7,934
   Accrued Liabilities and Other                                                1,165
                                                                             ---------

               Total Current Liabilities                                        9,099

Notes Payable - Affiliate                                                     213,349
Long-term Debt                                                                 39,936
Deferred Income Taxes                                                          35,257
Other                                                                          23,888
                                                                             ---------

               Total Liabilities                                              321,529
                                                                             ---------

Shareholder's Equity (Deficit):
   Common Stock                                                                     1
   Additional Paid-in-Capital                                                  88,846
   Accumulated Deficit                                                       (103,974)
                                                                             ---------

               Total Shareholder's Equity (Deficit)                           (15,127)
                                                                             ---------

                  Total Liabilities and Shareholder's Equity (Deficit)       $306,402
                                                                             =========
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


                                                                                                      Exhibit B


                                               CSW Energy, Inc.
                                           Statements of Operations
                            For the Twelve Months Ended September 30, 2003 and 2002
                                                  (Unaudited)
                                                   ($000's)

                                                                                   2003                   2002
                                                                                  ------                 ------
OPERATING REVENUE:
             Electric Revenues                                                  $ 11,764                $ 8,782
             Equity in Income from Energy Projects                                14,547                 17,789
             Operating and Maintenance Contract Services                          14,179                 14,166
             Construction Contract Revenue                                             -                  4,578
             Other                                                                   992                  3,584
                                                                              -----------               --------
                        Total Operating Revenue                                   41,482                 48,899


OPERATING EXPENSES:
             Fuel                                                                     25                    211
             Operating, Maintenance and Supplies                                   8,732                  7,383
             Depreciation and Amortization                                         8,477                 10,713
             Salaries, Wages and Benefits                                          6,151                 10,856
             Construction Contract Expenses                                          564                  3,267
             General and Administrative Expenses                                  18,658                  8,627
             Operating and Maintenance Contract Services                             410                  3,058
                                                                              -----------               --------
                        Total Operating Expenses                                  43,017                 44,115

INCOME FROM OPERATIONS                                                            (1,535)                 4,784

OTHER INCOME (EXPENSE):
             Interest Income                                                       3,681                  5,613
             Interest Expense                                                     (6,962)                (8,915)
             Provision for Asset Impairment                                      (81,815)                     -
             Sale of Project Ownership Interest                                        -                 14,221
             Other, net                                                            2,104                 (4,947)
                                                                              -----------               --------
                        Total Other Income (Expense)                             (82,992)                 5,972

INCOME (LOSS) BEFORE INCOME TAXES                                                (84,527)                10,756

INCOME TAX BENEFIT                                                               (38,677)                (4,306)
                                                                              -----------               --------

INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS AND
   CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                        (45,850)                15,062

DISCONTINUED OPERATIONS, NET OF TAX                                             (164,037)                (7,289)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX                                  (120)                     -
                                                                              -----------               --------

NET INCOME (LOSS)                                                             $ (210,007)               $ 7,773
                                                                              ===========               ========
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